UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-54529

NOTIFICATION OF LATE FILING

(Check One):                                  X   Form 10-K                                           __ Form 20-F                                __ Form 11-K  Form 10-Q __ Form N-SAR

For Period Ended:  March 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.       _____________________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SCIO DIAMOND TECHNOLOGY CORPORATION
Full Name of Registrant

411 University Ridge, Suite D
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29601
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F. 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III – NARRATIVE

Scio Diamond Technology Corporation (referred to herein as the “Company”, “we”, “our”, or “us”) was not able to file timely its Annual Report on Form 10-K for the period ended March 31, 2012 within the prescribed time period without unreasonable effort or expense.  The Company was not able to file the Form 10-K within the prescribed time period due to the Company’s continuing review and restatement of its previously filed financial statements as described in the Form 8-K filed by the Company on May 15, 2012.  This notice contains unaudited information about our results which is subject to change in our 2012 Form 10-K.

We anticipate a net loss of approximately $1,800,000 for the year ended March 31, 2012 as compared to a net loss of $30,846 for the year ended March 31, 2011.  This change in operating results is primarily the result of a change in business strategy and subsequent expenditure to begin implementation of that strategy.  The Company changed status from that of a shell company during the fiscal year.

The Company anticipates filing the Form 10-K within fifteen days following the prescribed due date.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, projections of future performance including our financial condition. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

        Charles G. Nichols                                             (864)                           751-4880
(Name)                                                          (Area Code)               (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).       ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes   ☐ No

See Part III — NARRATIVE above for management’s discussion of significant changes in results of operations for the year ended March 31, 2012.

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Scio Diamond Technology Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2012	By:	/s/ Joseph D. Lancia
Joseph D. Lancia Chief Executive Officer

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